UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

(Amendment No. 1)

Under the Securities Exchange Act of 1934

AMERICAN REBEL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

02919L208

(CUSIP Number)

Ronald A. Smith

718 Thompson Lane, Suite 108-199

Nashville, TN 372047

(833) 267-3235

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02919L208	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON	Ronald A. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	243,125*

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	243,125*

	(10)	SHARED DISPOSITIVE POWER	0

* Includes 25,000 five-year warrants to purchase shares of common stock at $8.00 per share.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	243,125 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.09%

14	TYPE OF REPORTING PERSON*	(IN) INDIVIDUAL

CUSIP No. 02919L208	Page 3 of 6 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of American Rebel Holdings, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 718 Thompson Lane, Suite 108-199 Nashville, TN 37204.

Item 2.	Identity and Background

(a)	This statement is filed by and on behalf of Ronald A. Smith

(b)	Mr. Smith’s principal business address is 718 Thompson Lane, Suite 108-199 Nashville, TN 37204.

(c)	Mr. Smith is currently the chief operating officer of the Issuer.

(d)	None.

(e)	None.

(f)	Mr. Smith is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All share and per share information herein reflects a reverse stock split of the outstanding common stock of the Issuer at a 1-for-80 ratio, which was effective on February 7, 2022.

2019 Issuances

On July 15, 2019, Mr. Smith executed a $180,000 Secured OID Note with the Issuer. A component of the Note was the issuance of 1,250 shares of common stock to Mr. Smith. The source of funds to enter into the Note with the Issuer was Mr. Smith’s investment assets.

On August 29, 2019, Mr. Smith executed a $180,000 Secured OID Note with the Issuer. A component of the Note was the issuance of an additional 1,250 shares of common stock to Mr. Smith. The source of funds to enter into the second Note with the Issuer was Mr. Smith’s investment assets.

On September 5, 2019, Mr. Smith executed a $180,000 Secured OID Note with the Issuer. A component of the Note was the issuance of an additional 3,750 shares of common stock to Mr. Smith. The source of funds to enter into the third Note with the Issuer was Mr. Smith’s investment assets.

CUSIP No. 02919L208	Page 4 of 6 Pages

2020 Issuances

On February 17, 2020, Mr. Smith renewed the July 15, 2019 $180,000 Secured OID Note with the Issuer into a new Secured OID Note. A component of the new Note was the issuance of 2,500 shares of common stock to Mr. Smith.

On March 6, 2020, Mr. Smith converted $540,000 of outstanding principal and $60,000 in interest of three Secured OID Notes into 75,000 shares of common stock at $8.00 per share.

On March 6, 2020, Mr. Smith executed a $200,000 Note with the Issuer. A component of the Note was the issuance of 125,000 shares of common stock to Mr. Smith. The source of funds to enter into the Note with the Issuer was Mr. Smith’s investment assets.

On March 26, 2020, Mr. Smith executed a $300,000 Note with the Issuer. A component of the Note was the issuance of 375,000 shares of common stock to Mr. Smith. The source of funds to enter into the Note with the Issuer was Mr. Smith’s investment assets.

2021 Issuances

On April 9, 2021, in connection with a $1,000,000 bridge loan to the Issuer, Mr. Smith was issued 25,000 five-year warrants to purchase shares of common stock at $8.00 per share. In addition, pursuant to his employment agreement with the Issuer, Mr. Smith was issued 59,375 shares of common stock.

Item 4.	Purpose of Transaction

The beneficial ownership of securities of the Issuer were acquired by Mr. Smith in connection with the purchases and issuances described in Item 3 of this Schedule, which is hereby incorporated by reference.

Mr. Smith became the chief operating officer of the Issuer on April 9, 2021.

Mr. Smith holds the Issuer’s securities for investment purposes and intends to continue to evaluate his respective investments in the securities.

Mr. Smith intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Common Stock. In addition, as a result of Mr. Smith’s position with the Issuer he may, in the ordinary course of business or otherwise, take actions to influence the management, business, and affairs of the Issuer.

Except as set forth herein, Mr. Smith does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Smith reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by him to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 02919L208	Page 5 of 6 Pages

Item 5.	Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

Reference is hereby made to Items 11 and 13 of page 2 of this Schedule 13D, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 13 of page 2 was derived from the Issuer’s stockholder list as of February 14, 2022 in which there were 4,751,314 shares issued and outstanding.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Reference is hereby made to Item 7 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(ii)	shared power to vote or to direct the vote:

Reference is hereby made to Item 8 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iii)	sole power to dispose or to direct the disposition of:

Reference is hereby made to Item 9 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iv)	shared power to dispose or to direct the disposition of:

Reference is hereby made to Item 10 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.

To the best of the knowledge of Mr. Smith, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Amended Stock Purchase and Reorganization Agreement between the Issuer and American Rebel, Inc. dated June 15, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 22, 2017).

CUSIP No. 02919L208	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 18, 2022

		By:	/s/ Ronald A. Smith
Ronald A. Smith